355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
February 14, 2014	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
VIA EDGAR	Frankfurt	San Diego
	Hamburg	San Francisco
Barbara C. Jacobs	Hong Kong	Shanghai
Assistant Director	Houston	Silicon Valley
U.S. Securities and Exchange Commission	London	Singapore
Division of Corporate Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549

Re:          Rightside Group, Ltd.
Registration Statement on Form 10
Filed January 13, 2014
File No. 001-36262

Dear Ms. Jacobs:

On behalf of Rightside Group, Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated February 7, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 that was filed on January 13, 2014 (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.  References to page numbers and section headings in the responses below refer to page numbers and section headings in the Information Statement.

Registration Statement on Form 10 Pursuant to Section 12(b)

General

1.             We note that a number of the exhibits to your registration statement are to be filed by amendment.  Please file all exhibits as soon as practicable to provide us with adequate time to review them and your related disclosures.

Response:  The Company has included additional exhibits in the Revised Registration Statement.  The Company will file the remaining required exhibits in one or more future pre-effective amendments to the Registration Statement as soon as they are available.  The Company acknowledges that the Staff will require adequate time to review these exhibits and the Company’s related disclosures.

2.             Please provide an analysis supporting your determination that the distribution of Rightside shares to Demand Media shareholders will be pro rata even though cash will be paid in lieu of fractional shares, possibly reducing the relative interests held by those shareholders who receive cash in relation to those who do not have fractional shares to be cashed out.  We note in this regard that the distribution ratio has not yet been provided, so it is unclear what effect the lack of issuance of fractional shares will have on the variation in the proportionate interests of stockholders before and after the distribution.  See Staff Legal Bulletin No. 4.

Response:  The Company bases its determination that the distribution of the Company’s shares to Demand Media, Inc. (“Demand Media”) stockholders will be pro rata on the fact that the relative interests held by Demand Media stockholders who receive cash in lieu of fractional shares will not change in any material respects in relation to stockholders who do not have fractional shares. This is illustrated by the analysis in the table below, which demonstrates the maximum amount of cash in lieu of fractional shares that would result, utilizing different assumed distribution ratios and estimates of the Company’s market capitalization following the spin-off.  In all cases, this amount is immaterial (and represents less than 0.04% of the Company’s assumed market capitalization following the spin-off). For purposes of the table below, the Company has assumed that the distribution ratio in the spin-off will range between 1:1 (one share of Company common stock for every share of Demand Media common stock) to 1:10 (one share of Company common stock for every ten shares of Demand Media common stock), that there are 91 million shares of Demand Media common stock outstanding and that the market capitalization of the Company will range between $150,000,000 and $300,000,000.  The Company expects that the actual distribution ratio and its initial market capitalization will fall within these ranges.  In addition, the table below assumes that Demand Media has approximately 3,900 beneficial holders of its common stock based on the most recent information provided to Demand Media by American Stock Transfer & Trust Company, LLC, Demand Media’s stock transfer agent, and Broadridge Financial Solutions, Inc.

Maximum amount of cash in lieu of fractional shares and maximum percentage of assumed market capitalization based on assumed distribution ratios and market capitalization amounts

Assumed Market Capitalization

Assumed Distribution Ratio:	$150,000,000	$200,000,000	$250,000,000	$300,000,000

1:2 Distribution Ratio (maximum fractional shares per holder of 0.5)	$6,429 / 0.004%	$8,571 / 0.004%	$10,714 / 0.004%	$12,857 / 0.004%
1:4 Distribution Ratio (maximum fractional shares per holder of 0.75)	$19,286 / 0.013%	$25,714 / 0.013%	$32,143 / 0.013%	$38,571 / 0.013%
1:6 Distribution Ratio (maximum fractional shares per holder of 0.833)	$32,143 / 0.021%	$42,857 / 0.021%	$53,571 / 0.021%	$64,286 / 0.021%
1:8 Distribution Ratio (maximum fractional shares per holder of 0.875)	$45,000 / 0.030%	$60,000 / 0.030%	$75,000 / 0.030%	$90,000 / 0.030%
1:10 Distribution Ratio (maximum fractional shares per holder of 0.9)	$57,857 / 0.039%	$77,143 / 0.039%	$96,429 / 0.039%	$115,714 / 0.039%

In addition, as noted in response to the following comment, the Company also confirms that fractional shares will be handled in the manner prescribed by Section 6 of Staff Legal Bulletin No. 4.

3.             Please also confirm, if true, that the transfer agent will handle fractional shares in the manner prescribed by Section 6 of Staff Legal Bulletin No. 4.  In this regard, tell us whether the transfer agent, in its sole discretion, will determine when, how, through which broker-dealer, and at what price to make its sales; and whether the transfer agent and the broker-dealers it will use are affiliates of Rightside or Demand Media.

Response: The Company confirms that the transfer agent, in its sole discretion, will determine when, how, through which broker-dealer, and at what price to sell the aggregated fractional shares, and that neither the transfer agent nor the broker-dealers used by the transfer agent will be affiliates of the Company or Demand Media.

Questions and Answers About the Company and the Spin-Off, page 3

4.             Please disclose in an appropriate place in your Question and Answer section the percentage of total assets, revenue and liabilities of Demand Media for the periods presented, that are attributable to the businesses and assets being transferred to Rightside in connection with the spin-off.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure in the Question and Answer section to include the percentage of total assets, revenue and liabilities of Demand Media for the periods presented that are attributable to the businesses and assets being transferred to the Company in connection with the spin-off. See page 3 of the Information Statement.

Risk Factors

Risks Relating to Our Business, page 26

5.             Please explain why your first seven risk factors relate to your anticipated registry services business, which you disclose on p.80 has not yet accounted for a significant portion of your revenues.  In this regard, as you are aware, the risks that pose the greatest challenges to the company should be presented most prominently in this section.

Response:  The Company believes that its ability to execute on and grow its anticipated registry services business is a significant factor for investors to consider in determining the valuation of the consolidated business.  The registry business is a cornerstone of the Company’s mission to “advance the way businesses and consumers define and present themselves online”, because it is a key part of the Company’s comprehensive platform for the discovery, registration, development, and monetization of domain names.  While this business initiative is still in its early stages, the Company believes that investor interest will in large part depend on the perceived future prospects of the registry business.  Moreover, the Company expects the registry services business to be a significant contributor to revenue, net income, and cash flow over time and the Company believes this growth over time is important to investors in determining the valuation of the Company in the public markets.

Additionally, this registry initiative is still unproven and subject to significant execution and market risks.  Therefore, the Company believes that the risks that the Company may not execute on and grow its anticipated registry services business and achieve its expected return on its significant financial, organizational and technical investments are the greatest challenges to the Company and should be prominently discussed so that investors gain an understanding of the associated risks involved in the Company’s business.

Selected Historical Combined Financial Data, page 72

6.             It is unclear from the disclosure provided why Rightside’s reported total revenues exceed, in some cases materially, the revenues reported by Demand Media for its registrar services business for the periods covered by the financial statements included in your registration statement.  We note that the purpose of the spin-off is to separate the registrar or domain name services business, which you will own and operate, from the content and media business that Demand Media will continue to own, and that the combined financial statements of Rightside have been prepared on a “carve-out” basis from the combined financial statements of Demand Media to represent the financial position and operating results of Rightside as if Rightside has existed on a stand-alone basis during the periods presented.  We note further that Domain Media has historically broken out revenue information for its Registrar Services and Content & Media offerings in its periodic filings.  Given the foregoing, please explain in your response letter why your revenue for the periods covered by the registration statement is greater than the registrar services revenue reported by Demand Media for the same periods.  For example, you report approximately $173 million in revenues for the fiscal year ended December 31, 2012, whereas footnote 14 to Demand Media’s 2012 Form 10-K states that registrar revenue for the fiscal year was approximately $134 million.

Response:  The Company’s reported total revenue exceeds the revenue reported by Demand Media for its registrar services business during the same periods presented because the Company’s total revenue includes aftermarket and other revenue, a majority of which was included in Demand Media’s content and media revenue.  Most of the revenue generated from the Company’s aftermarket and other revenue is advertising-based, which is similar to the revenue generated by Demand Media’s owned and operated and customer websites.  Accordingly, aftermarket and other revenue was historically grouped with Demand Media’s content and media revenue, which provided greater relevance to Demand Media’s content and media key performance indicators such as page views and revenue per thousand page views.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 88

7.             Tell us what consideration you gave to separately disclosing and discussing revenues earned on a gross basis versus on a net basis.

Response:  The Company advises the Staff that virtually all of its domain services revenue is recorded in an amount equal to its contractual pricing with its direct customers (e.g. direct retail customers or resellers) and equal to amounts ultimately retained by the Company.  As discussed further in the Company’s response to Comment No. 14, the Company’s reseller customers maintain the primary obligor relationship with their retail customers.  In addition, the resellers establish pricing terms for those customers and retain credit risk associated with those customers.  Therefore, the Company recognizes only the revenue related to its direct transaction with the resellers.  Additionally, with respect to the sale of domain names included in aftermarket revenue, the Company’s revenue is recognized in the amount of the proceeds received from the customer and ultimately retained by the Company.  The only revenue stream for which revenue is recorded in a higher amount than the cash ultimately retained by the Company relates to its advertising revenue in which the Company has contractual revenue share arrangements with third parties, as discussed further in the Company’s response to Comment No. 15.  For the years ended 2010, 2011 and 2012, and the nine months ended September 30, 2012 and 2013, approximately 6% to 9% of the Company’s total revenue was paid to third parties under these revenue share arrangements.  Accordingly, the Company does not believe that any supplemental disclosure or discussion of gross versus net presentation is necessary for investors to understand the economics of the Company’s business and its revenue.

In response to the Staff’s comment, the Company has clarified its disclosures with respect to this presentation. Please see pages 84, 85, F-10 and F-11 of the Information Statement.

8.             Provide a summary of each service revenue item that is included in the aftermarket and other line-item.  Tell us why you do not separately disclose and discuss any of these items.

Response:  The aftermarket and other revenue line-item is comprised of advertising and domain name sales. The Company previously disclosed any significant changes in domain name sales and advertising revenue for the periods presented.  The Company has revised its disclosure on pages 90 and 94 of the Information Statement to additionally include the total amount of advertising revenue for all of the periods presented.

Service costs, page 89

9.             Tell us what consideration you gave to separately disclosing and discussing services cost for Domain Name Services and Aftermarket and other revenues.

Response:  In its management of the business and regular evaluation of the Company’s performance, the Company’s executive management reviews a number of financial metrics, such as revenue by business line and overall operating margins, as well as a number of non-financial performance metrics such as end of period domains and average revenue per domain.  The Company’s business operates on an integrated technology platform with many shared costs.  Costs are not fully allocated between the different income streams.  Executive management does not manage and review service costs by business line, but rather evaluates and analyzes service costs and margins on an aggregate basis.  The Company’s existing disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Information Statement relating to service costs fluctuations provides additional detail on the key components comprising this line item. Accordingly, the Company does not believe that additional disclosure is necessary for investors to understand the business and related financial trends.

Certain Relationships and Related Party Transactions

Agreements between Demand Media and Rightside Relating to the Separation, page 137

10.          Please ensure that you describe in this section all material rights and obligations of Rightside, Demand Media, and your respective affiliates under the agreements discussed here.  In this regard, eliminate the phrase “in their entirety” from your statement that the summaries of these agreements provided in the filing are qualified by reference to the agreements to be filed as exhibits thereto.

Response: The Company believes that it has described all material rights and obligations of the Company, Demand Media, and their respective affiliates under these agreements.  The Company has revised its disclosure on page 139 of the Information Statement to eliminate the phrase “in their entirety.”  If in the process of finalizing the agreements, the terms of the agreements are revised from those reflected in the Information Statement, the Company will ensure that the corresponding descriptions are similarly revised to describe all material rights and obligations as so revised.

Separation and Distribution Agreement, page 137

11.          The first sentence of the second paragraph in this section suggests that the various agreements being entered into with Demand Media in connection with the spin-off are “arms-length transactions.”  Please revise to avoid indicating that transactions with Demand Media prior to the separation of the two companies are made at arms-length.  In this regard, we note your disclosure on page 44 that the Transition Services Agreement contains provisions that may be more favorable to you than those you could have obtained in arms-length negotiations with third parties.

Response:  The Company has revised its disclosure on page 139 of the Information Statement to eliminate the phrase “arms-length transactions” from the first sentence of the second paragraph from the section entitled “Certain Relationships and Related Party Transactions — Separation and Distribution Agreement.”

Potential Conflicts of Interest, page 142

12.          You disclose here and on page 145 that under its amended and restated certificate of incorporation, Rightside may have overlapping officers and directors with Demand Media, and that Rightside will renounce its rights to certain business opportunities and your charter will provide that in certain circumstances your officers and directors will not have liability to Rightside or its stockholders for breach of fiduciary duty by reason of the fact that such individual directs a corporate opportunity to Demand Media instead of to Rightside.  Please describe with greater specificity the “certain” business opportunities with respect to which Rightside will renounce its rights.  In addition, tell us what consideration you gave to providing related risk factor disclosure.

Response:  The Company has revised the language on pages 144 and 145 of the Information Statement to reflect the specific provisions of its certificate of incorporation with respect to the waiver of business opportunities.  In addition, the Company has revised its disclosure to include related risk factors on pages 49 and 50 of the Information Statement.

Combined Financial Statements

Combined Statements of Operations, page F-4

13.          Please tell us what consideration was given to disclosing earnings per share.  We refer you to ASC 260-10-55-17.

Response: The Company respectfully advises the Staff that, currently the Company’s combined financial statements relate to a group of businesses for which there is no capital structure.  After the distribution ratio is determined, the Company will present pro forma basic and diluted earnings per share information in future amendments to the Information Statement under the headings “Summary — Combined Financial and Other Data” and “Selected Historical Combined Financial Data.”  The Company has included placeholders for these amounts and related footnotes on pages 24, 25, 75 and 76 of the Information Statement.  The Company further advises the Staff that basic and diluted earnings per share information will be presented in the Company’s annual and interim financial statements included in its Exchange Act filings with the Commission following the transfer of the combined businesses into the legal entity to be spin off, which is expected to be shortly prior to the consummation of the spin-off, in accordance with Accounting Standards Codification (“ASC”) 260.

Notes to the Combined Financial Statements

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, F-9

14.          We have noted that some of your domain services are reported as net revenue because the reseller sells domain names and related services at prices determined by the reseller and the reseller manages the primary retail customer’s relationship.  We have also noted that in these domain service arrangements, you appear to assume the credit risk as you provide billing and credit card services as well as registration services.  Please explain what is entailed in the reseller’s role in managing the primary retail customer’s relationship.  Provide an analysis of the indicators outlined in ASC 605-45-45 that supports presenting this revenue on a net basis.

Response:  The Company records domain name services revenue in an amount equal to its contractual pricing with its resellers and equal to amounts ultimately retained by the Company.  The Company’s reseller customers maintain the direct contractual relationship with their end customers with respect to the domain name registration transaction and are obligated to their customers to ensure the performance of contracted services.  The resellers, including those for whom the Company provides billing and credit card services, establish pricing terms for those customers, and retain credit risk associated with those customers. Therefore, the Company recognizes only the revenue related to the transactions with its resellers.  The Company has clarified its disclosures on pages 84 and 85 of the Information Statement with respect to this presentation.

The Company’s conclusion to recognize revenue net for its resellers, i.e. at the amount of cash received by the Company for domain name services, is based on the Company’s consideration of the criteria included in ASC 605-45 and its consideration of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement		X

The Reseller has a direct contractual relationship with the end customer, and serves as the primary obligor from the customers’ point of view (i.e., the Reseller is ultimately responsible for the fulfillment of services and the end customer has no direct recourse to the Company). The end customer is typically not aware of the Company’s role in the transaction as there is no mention of the Company in the Reseller’s terms and the end customer believes they are doing business with the Reseller.

The Entity Has General Inventory Risk	N/A		This indicator does not apply as there is no inventory risk.
The Entity Has Latitude in Establishing Price		X	The Reseller has latitude in establishing the price charged to the end customer. The Company only has latitude in establishing price with the Reseller.
The Entity Changes the Product or Performs Part of the Service		X

The Company is involved in performing part of the service ultimately received by the end customer although the Company has no control over the services provided directly by the Reseller to its customers as part of the transaction.

The Entity Has Discretion in Supplier Selection		X	The Company does not have discretion in supplier selection to fulfill the registration service. The supplier (e.g. registry) is dictated by the end customer’s choice of which domain they register.
The Entity Is Involved in the Determination of Product or Service Specifications		X

The Company determines which services it will make available to the Reseller; however, the Company has no control over the services provided by the Reseller directly to its customers as part of the transaction.

The Entity Has Physical Loss Inventory Risk	N/A		This indicator does not apply as there is no inventory risk.
The Entity Has Credit Risk		X	The Reseller bears collection risk from its customer.
The Supplier (Not The Entity) Is The Primary Obligor In The Arrangement		X	Refer to discussion of primary obligor above.
The Amount The Entity Earns Is Fixed		X	The Company earns fixed pricing based on negotiated rates with the Resellers. The Resellers separately negotiate pricing with the end customers.
The Supplier (Not The Entity) Has Credit Risk		X	The Reseller has the credit risk with the end customer. The Company has credit risk with the Reseller.

15.                               As it pertains to your advertising revenue entered through revenue-sharing arrangements, we have noted that you are the primary obligor and record advertising service revenue at gross.  Please explain in further detail, how you have made the determination to report gross and if other indicators of gross and net presentations were considered in making this determination.  We refer you to ASC 605-45-45 regarding principal agent considerations.

Response:  The Company has certain revenue sharing arrangements with third parties related to undeveloped websites owned by third parties (“Partners”).  The Company enters into contracts with Partners such that their websites are included on the Company’s advertising platform. The Company establishes pricing and terms directly with the Partners as to how the Company will compensate them for revenue generated by the Company utilizing the Partners’ websites.  The Company separately enters into contracts with ad networks to facilitate the placement of advertisements, both on the Company’s owned websites and those of the Partners.  The Company is the primary obligor in the contractual relationship with the ad networks and also negotiates pricing and assumes credit risk with ad networks. The Company recognizes revenue in the amount that it contracts to receive directly from the ad network.  Payments made to the Partners are recorded as service costs.  The Company’s conclusion to recognize revenue gross is based on its consideration of the criteria included in ASC 605-45 and its consideration of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement	X

The Company is the Primary Obligor to the ad network from which revenue is generated. The Company is responsible for managing the websites and ad placement. The Company independently contracts with the Partners and is the Primary Obligor to the Partners with respect to the transaction. There is no direct contractual relationship or obligation between the ad networks and Partners and the ad network has no recourse against the Partners pursuant to any contractual relationship. The Company is ultimately responsible for monetizing the Partners’ websites and collecting from the ad network.

The Entity Has General Inventory Risk— Before Customer Order Is Placed		X	The Company is not required to make advance payment or guarantee to the Partner with respect to their ad “inventory.”
The Entity Has Latitude in Establishing Price	X		The Company independently establishes pricing with the ad network and separately with the Partners.

The Entity Changes the Product or Performs Part of the Service	X

The Company has control over the monetization services provided on the Partners’ websites (e.g., choice of ad network or advertiser ads and the individual ads displayed) and has performance responsibility to run the ads. No performance of the service is undertaken by the Partners, rather the Company utilizes their assets (websites) to perform the service.

The Entity Has Discretion in Supplier Selection	X		The Company has control over the monetization services provided to the Partners, including choice of ad partners/types of ads.
The Entity Is Involved in the Determination of Product or Service Specifications	X		The Company has control over the monetization services provided to its Partners, including choice of ad partners/types of ads.
The Entity Has Physical Loss Inventory Risk	N/A	N/A	This Company does not have inventory risk with the undeveloped websites owned by Partners.
The Entity Has Credit Risk	X		The Company bears the credit risk in collecting from the ad network.
The Entity’s Supplier Is the Primary Obligor in the Arrangement	X

The Company is the Primary Obligor to the ad network from which revenue is generated. The Company is responsible for managing the websites and ad placement. The Company independently contracts with the Partners and is the Primary Obligor to the Partners with respect to the transaction. There is no direct contractual relationship or obligation between the ad networks and Partners. The Company is ultimately responsible for monetizing the Partners’ websites and collecting from the ad network.

The Amount the Entity Earns Is Fixed	X		The amount of revenue earned by the Company varies based on the success of the monetization services it performs and the amount earned from the ad networks.
The Supplier Has Credit Risk		X

If the ad network does not pay the Company, such credit risk is also borne by the Partner, as the Company is generally obligated to remit a percentage share of revenue it collects from the ad networks.

16.          In regards to your domain name sales, you indicate that domain name and registration revenue are separate units of accounting because each item has a standalone value and there is objective and reliable evidence of the fair value of the registration service.  Please tell us how you determined your item had standalone value in terms of ASC 605-25-25-5 which determines an item has standalone value when any vendor sells that item separately or the customer could resell that item on a standalone basis.  We also note that you “allocate any arrangement fee to each of the elements based on their relative selling prices.”  Tell us and disclose how you determine the selling price and describe any significant assumptions employed.

Response:  The Company considered the guidance in ASC 605-25-25-5 which states that in an arrangement with multiple deliverables, the delivered item or items must be considered a separate unit of accounting if both of the following criteria are met:

1.  The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

2.  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

With respect to the first criteria above, the Company concluded that the delivered item (i.e., the domain name) has stand-alone value as the customer could resell the domain name on a stand-alone basis, without the related registration services, and such stand-alone sales occur regularly.  Additionally, the registration service is also regularly sold in transactions separate from the sale of domain names.

The Company evaluated each deliverable, domain name sale and domain name registration, to determine whether vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price (“TPE”) existed in order to determine the selling price for each unit of accounting.  The Company has determined that there is VSOE for domain name registrations through analysis of historical stand-alone transactions sold by the Company, which have been consistently priced with limited discounts.  For domain name sales, the Company has determined that TPE is not a practical alternative due to uniqueness of domain names compared to those sold by competitors and the limited availability of relevant third-party pricing information.  The Company has not established VSOE for domain names due to the lack of pricing consistency and other factors.  Accordingly, the Company allocates revenue to the domain name sale deliverable in the arrangement based on best estimate of the selling price (“BESP”).  The Company determines BESP by reference to the total transaction price and an estimate of what a market participant would pay without the registration service.   Based on the nature of the transaction and its elements, the Company believes that there are no meaningful discounts embedded in the overall arrangement.

With respect to the second criteria above, there is no general right of return or cancellation with respect to either element of the transaction.  The Company provided supplemental disclosure in the Company’s Critical Accounting Policies and Estimates on page 85 of the Information Statement clarifying how the Company determined stand-alone value and allocated the transaction price related to its domain name sales.  The Company also conformed the disclosure on page F-11 of the Information Statement to the aforementioned revised disclosure on page 85 of the Information Statement.

17.          We note that you recognize your services on a straight-line basis over the term of the service arrangements.  Please tell us what consideration was given in identifying a pattern of performance and recognizing your revenue using the proportional performance method.

Response:  The Company generates revenue from selling domain name registration subscriptions and related value-added services.  These contracts are generally for registration terms or service periods of twelve months and typically require payment in advance.

The Company believes recognition of revenue from domain name registration fees, which are non-refundable, on a straight-line basis over the registration term is appropriate as the Company has a continuing obligation to provide a consistent level of support over the registration term.  The costs and efforts by the Company to service the registration also remain consistent throughout the registration term.

Revenue from online registrar value-added services includes but is not limited to, security certificates, domain name identification protection, web hosting services and email services. The Company provides these value-added services with the obligation to provide continuous access to these services from which all their features may be utilized and to provide support over the service period (and, accordingly, the Company has a continuing performance obligation over the contractual term).  The Company believes that recognition of revenue for these value-added services on a straight-line basis represents the most systematic and rational basis for revenue recognition consistent with the manner of how revenue is earned and costs are incurred.  Similar to domain name registration fees, the cost of servicing these obligations remains consistent throughout the service period.  In addition, there is no other discernable pattern as the customer receives these services equally throughout the service period.  Therefore, the Company has determined the performance pattern to be straight-line over the service period.

Exhibits

18.          From the exhibit index, it is unclear to us whether you intend to file the reseller agreement with Namecheap, which accounted for 12% of your revenues for fiscal year 2012 and the nine-months ended September 30, 2013.  In this regard, we see two agreements with Namecheap that you intend to file (an amended and restated letter of agreement and a ninth amendment to an amended and restated letter of agreement).  Please advise.

Response:  The Company respectfully advises the Staff that the Company will file a redacted form of the reseller agreement, as amended, with Namecheap as Exhibit 10.12 and Exhibit 10.13 to the Revised Registration Statement.  The Company has filed a confidential treatment request with the Commission with respect to these agreements concurrently herewith.

19.          Please advise of your determination not to file the gTLD acquisition agreement with Donuts, Inc. or your joint venture agreement with Web.com for Namejet.

Response:  For the reasons set forth below, the Company does not believe its agreements with Donuts Inc. (“Donuts”) regarding generic Top Level Domains (“gTLDs”) and with Web.com Group, Inc. (“Web.com”) regarding its NameJet joint venture are material.

Donuts Agreement

The Company entered into a gTLD Acquisition Agreement with Donuts in January 2012 (the “Donuts Agreement”).  The primary purpose of the Donuts Agreement was to facilitate collaboration between Donuts and the Company with respect to the acquisition of certain gTLDs in ICANN’s new gTLD program (the “Covered gTLDs”).  Pursuant to the Donuts Agreement, each of the Company and Donuts made funding commitments with respect to the costs of applying for the Covered gTLDs (the “Commitment”), and each party funded its entire Commitment in March 2012.  Covered gTLDs are initially acquired from ICANN by Donuts (if Donuts is the successful applicant) and then allocated to the Company (or retained by Donuts) pursuant to the allocation provisions set forth in the Donuts Agreement.

Having already funded the Commitment, the Company does not have any further obligation to fund any additional amounts to acquire gTLDs pursuant to the Donuts Agreement.  Accordingly, the Company believes that the remaining operative provisions of the Donuts Agreement are primarily administrative in nature for purposes of allocating remaining Covered gTLDs (with respect to which Donuts is the successful applicant) between Donuts and the Company.  The Company can elect, in its sole discretion, to fund additional amounts to acquire any such remaining Covered gTLDs allocable to it pursuant to the Donuts Agreement.  In such case, the monetary obligations with respect to such acquisition under the Donuts Agreement would be substantially similar to the monetary obligations that the Company would otherwise have incurred if it were the direct applicant for the applicable Covered gTLD. As disclosed in the Information Statement, there are currently pending approximately 87 applications for Covered gTLDs in which Donuts and the Company continue to share equal rights.

As disclosed in the Information Statement, the Company has also entered into a registry services agreement to provide back-end registry services to Donuts with respect to all gTLDs acquired by Donuts, including any Covered gTLDs allocated to Donuts under the Donuts Agreement.  This agreement has not yet generated any significant revenue for the Company, and the Company does not believe that the agreement will account for a material amount of its total revenue in the near future.  As a result, the Company believes that the registry services agreement with Donuts is not material to its business.

NameJet

In October 2007, the Company entered into a joint venture agreement with Network Solutions, Inc. (which was acquired by Web.com in 2011) pursuant to which the parties formed NameJet, LLC (“NameJet”) for the purpose of establishing a jointly owned entity to offer auction services to registrars in connection with expiring domain names and to registries in connection with the launch phases of Top Level Domains.  Each party owns a 50% interest in NameJet and each party agreed to use the NameJet platform as its exclusive auction platform to sell expired or deleted domain names that are available for sale.  The Company’s investment in NameJet has zero net book value as of September 30, 2013 and there were no aggregate distributions to the Company from NameJet for the nine months ended September 30, 2013 and for the twelve months ended December 31, 2012.  In addition, there are no continuing funding requirements for this joint venture agreement.

In connection with the formation of NameJet, the Company also entered into a services agreement with NameJet pursuant to which the Company provides certain administrative services to NameJet.  Services billed under this agreement were less than 1% of revenue and total costs of all periods presented.  Also, as contemplated pursuant to the terms of the NameJet joint venture arrangement, the Company utilizes the NameJet auction platform to sell expiring domain names that are available for sale.  The Company generated revenue from third parties (net of auction fee payments to NameJet) of $4.0 million for the nine months ended September 30, 2013 and $5.6 million for the twelve months ended December 31, 2012 from the sale of expiring domain names on the NameJet platform (approximately 3% of the Company’s revenue for each such period).

Based on the figures described above, the Company believes that its investment in NameJet and revenue derived from the NameJet joint venture arrangement are not material and, as a result, the Company does not believe that its agreements relating to the NameJet joint venture are material agreements.

In accordance with your request, the Company hereby acknowledges that:

•            The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•            The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (213) 891-8746.

Sincerely,
/s/ W. Alex Voxman
W. Alex Voxman
of LATHAM &WATKINS LLP

cc:           Via E-mail
Taryn J. Naidu, Chief Executive Officer, Rightside Group, Ltd.

Robert Koenig, Esq., Latham and Watkins LLP